Exhibit 99.1

Surgeons perform world's first ever cases using IMRIS intraoperative CT

VISIUS iCT provides on-demand access, state-of-the-art image quality during spinal procedures

MINNEAPOLIS, Oct. 31, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced the spinal surgery team at Duke University Medical Center in Durham, NC, has completed the first surgical cases utilizing VISIUS iCT - an intraoperative CT that moves in and out of the operating suite on ceiling rails.

"We look forward to working with this technology," said Dr. William J. Richardson, associate chief medical officer and orthopaedic surgeon at Duke University Medical Center. "We have successfully completed complex spinal procedures and we have been pleased with the image quality. Minimizing radiation dose while providing state-of-the-art image quality is critical. In addition, the system integrates with our preferred navigation system which preserves our desired workflow."

The 64-slice VISIUS iCT scanner effortlessly moves into and out of the operating room during surgery using ceiling-mounted rails to ease workflow and provide diagnostic quality imaging at lower radiation doses. Patient transport and the need for floor-mounted rails used by other systems are eliminated - allowing unimpeded movement of surgical equipment, maintaining familiar surgical protocols, workflow and infection control procedures. The scanner can travel into two adjacent operating rooms enabling use for more patients.

VISIUS iCT provides patient personalized dose management together with diagnostic quality imaging during surgical procedures to assist surgeons in critical decision-making and procedure guidance. VISIUS iCT features a suite of software applications such as 3D volume rendering to aid in surgical planning and dose reduction algorithms which consider a patient's unique characteristics and imaging target to maximize image quality and minimize dose.

"We are excited about this initial use of the VISIUS iCT," said Jay D. Miller, IMRIS CEO and President. "With increasing usage, surgeons will discover the value of on-demand access, improved workflow, dose management, and state-of-the-art image quality with the IMRIS solution."

The Duke Medicine neurosurgery team also recently performed initial tumor removal cases using intraoperative MRI within a VISIUS Surgical Theatre installed in the hospital. The VISIUS iMRI also has the benefit of being mounted on ceiling rails so surgeons can take high-quality MR images during the procedure without moving or repositioning the patient.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

Image with caption: "The spinal surgery team at Duke University Medical Center recently completed the first ever surgical procedures using the IMRIS VISIUS iCT. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20131031_C8897_PHOTO_EN_32770.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 12:15e 31-OCT-13